UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

The Real Good Food Company, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

75601G109

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☐ Rule 13d–1(c)

☒ Rule 13d–1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75601G109	Page 2 of 5

(1)	Names of reporting persons Gerard Garfield Law
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 855,231(1)
	(6)	Shared voting power 0
	(7)	Sole dispositive power 855,231(1)
	(8)	Shared dispositive power 0

(9)	Aggregate amount beneficially owned by each reporting person 855,231(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 4.1%(1)(2)(3)
(12)	Type of reporting person (see instructions) IN

CUSIP No. 75601G109	Page 3 of 5

Item 1(a) Name of issuer: The Real Good Food Company, Inc.

Item 1(b) Address of issuer’s principal executive offices: 3 Executive Campus, Suite 155, Cherry Hill, NJ 08002

2(a) Name of person filing:

Gerard Garfield Law

2(b) Address or principal business office or, if none, residence:

The business address of Mr. Law is 3 Executive Campus, Suite 155, Cherry Hill, NJ 08002.

2(c) Citizenship:

See Item 4 of the cover page.

2(d) Title of class of securities:

Class A Common Stock, par value $0.0001 per share

2(e) CUSIP No.:

75601G109

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or 240.13d–2(c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) ☐ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) ☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________________________________

CUSIP No. 75601G109	Page 4 of 5

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 831,422(1)

(b) Percent of class: 4.1%(1)(2)(3)

(c) Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 855,231(1).

(ii) Shared power to vote or to direct the vote: 0.

(iii) Sole power to dispose or to direct the disposition of: 855,231(1).

(iv) Shared power to dispose or to direct the disposition of: 0.

(1) Reflects (i) 816,380 Class B Units of Real Good Foods, LLC (“Class B Units”) held by the Reporting Person, which may be exchanged at the Reporting Person’s election for shares of the Issuer’s Class A common stock, par value $0.0001 (“Class A Common Stock”) on a one-for-one basis, or, at the election of the Issuer, cash equal to a volume weighted average market price of one share of Class A Common Stock for each Class B Unit exchanged, with an equal number of shares of the Issuer’s Class B common stock, par value $0.0001 (“Class B Common Stock”) held by the Reporting Person automatically forfeited and canceled for each Class B Unit so exchanged and (ii) 38,851 shares of Class A Common Stock held by the Reporting Person.

(2) By reason of the provisions of Rule 13d-3 of the Act, the Reporting Person may be deemed to beneficially own the shares disclosed in this Schedule 13G.

(3) This percentage is calculated based on 19,771,236 shares of the Issuer’s Class A common stock outstanding as of December 31, 2023, as reported by the Issuer to the Reporting Person, plus all shares of Class B common stock beneficially owned by the Reporting Person.

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

CUSIP No. 75601G109	Page 5 of 5

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024	GERARD GARFIELD LAW

/s/ Gerard Garfield Law
By: Gerard Garfield Law